Exhibit 15.1
Calling of an Ordinary Shareholders Meeting*
The Board of Directors of “Telvent GIT, S.A.” calls the shareholders for the Ordinary Shareholders Meeting that will be held at the Company’s corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on May 22, 2008, at 18:30 p.m. local time, on first call and, as the case may be, the next day in the same place and at the same time, on second call, in accordance with the following:

Agenda

First.-	Examination and approval, as the case may be, of the Annual Accounts (Balance Sheet, Statement of Allocation of Profit or Loss, and the Notes to the Financial Statements) and the Management Report of the Company corresponding to the financial year 2007, as well as Consolidated Financial Statements in accordance with United States GAAP for the financial year 2007.

Second.-	Approval, as the case may be, of the proposed distribution of the Company’s net income for 2007 financial year.

Third.-	Approval, as the case may be, of the actions of the Board of Directors in 2007.

Fourth.-	Approval, as the case may be, of the Board of Directors’ compensation for 2007.

Fifth.-	Re-election or appointment, as the case may be, of the Auditor of the Company and its Consolidated Group for 2008.

Sixth.-	Delegation to the Board of Directors of the power to increase the share capital, pursuant to the provisions of Section 153.1.b of the Spanish Corporation Law and to amend, as such time and in such manner as the Board of Directors may determine, Article 5 of the Company’s Articles of Association accordingly.

Seventh.-	Authorization to the Board of Directors to establish, directly or indirectly, a share purchase plan for the management of the Company and to acquire shares in the Company for such plan in accordance with current legislation.

Eighth.-	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.

Ninth.-	Approval, as the case may be, of the minutes of this meeting as may be required by law.
Shareholders of record as of May 15, 2008 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the documentation which is to be presented at the Ordinary Shareholders’ Meeting. Likewise, all shareholders have the right to be informed in accordance with Article 112 of the Spanish Corporation Law.
Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at www.telvent.com/investor_zone/cg_internal_norms.htm.
A proxy card for voting may be found on our website:
www.telvent.com/investor_zone/shareholders_meetings.htm
Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.
Note: Shareholders are advised that based on experience in previous years, the Ordinary Shareholders Meeting may foreseeably be held on first call at 18:30 p.m, on May 22, 2008.
In Madrid, on April 11, 2008.

The Secretary to the Board of Directors
Lidia García Páez

*English translation of notice published in Spain on April 11, 2008.